Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Retweet @ John Legere- We’ve been working diligently to showcase the benefits that the New T-Mobile will bring to all consumers, including bringing nationwide #5GForAll. It’s massively important so I wanted to share an update on our progress:

Building the New T-Mobile and #5GforAll

John Legere | February 22, 2019

Since announcing the T-Mobile and Sprint merger last spring, our teams have been working overtime building the New T-Mobile – and as I said during our earnings call last week, we’ve come a long way! At this point in the process we’ve had a lot of great meetings with various regulators and government leaders across the country as we continue to demonstrate why a super-charged Un-carrier is great for American consumers. In fact, we’ve filed more than 24 million pages of documents, detailed plans, data, and analysis. Every page adds up to an amazing and compelling fact – this deal will bring huge benefits to consumers, businesses and the country. Period. The New T-Mobile offers real, meaningful, major benefits. It will give customers more for less, create new jobs, help bridge the digital divide in rural America, bring real choice and competition to home broadband and unleash innovation with real, nationwide 5G for All. I cannot wait to launch it for all of you!

Today, and over the next few weeks, I plan to share more about what the New T-Mobile will deliver once regulators approve the deal – and today I thought I’d start with an update on our progress and some recent commitments we are making to consumers everywhere!

Where We Are In the Process.

Don’t let some of the headlines confuse you. We have had some amazing discussions and the regulators we’ve talked with continue to impress me. Their process is thorough, and that is great news for us – because we have a lot to share! So far, we have had the privilege to sit down with the FCC, DOJ, the U.S. Senate and the House of Representatives, various other regulatory bodies at the federal and state level and consumer groups to give them the details of what the New T-Mobile is all about.

The great news is things are moving forward positively! We now have approval from 16 of the 19 needed state utility commissions, which is a huge step forward. No surprise – when leaders from both sides of the aisle look at the facts, they have quickly seen the value of the New T-Mobile for consumers. In December we hit another milestone when we received our national security clearance for the deal from the Committee on Foreign Investment in the United States (CFIUS) and Team Telecom. Despite what others may want you to think, we’ve made steady progress – and we remain confident that we’re going to see regulatory approval, as planned, in the first half of this year!

Following Through on Commitments.

Along the way, we have made some important commitments about how we plan to deliver on promises we made when we announced the merger. We always stand by our word – and as we’re entering the latter stages of our regulatory review process, we think it’s even more important to formally document the commitments we’ve made around this deal from day one. It’s just another example of how we continue to back up what we say every day. Two commitments that have received a fair amount of attention are jobs and prices.

Creating Jobs.

Let me start with the most important point – with this merger there will be more jobs at the New T-Mobile than there would have been with the two companies separate. Period. There seems to be some misperception by a small few that this deal is going to lead to loss of jobs. It’s just simply not true. Repetition of inaccurate data doesn’t make it right! Let me share some actual progress to prove that point. Our recently announced plans to open five new, state-of-the-art New T-Mobile Team of Experts (TEX) Customer Experience Centers – with the first three locations in the Greater Rochester area of Upstate NY, Overland Park, KS, and the Central Valley area in CA – are important to our jobs commitment. As the New T-Mobile builds these new facilities, offers our Team of Experts support to millions more customers and expands some existing centers, we’re going to need a lot of great talent! All told, our customer care expansion will create up to 7,500 more customer care jobs by 2024 than the standalone companies would have. That doesn’t even count the jobs that will come from the 600 new stores we’ll open or the deployment of our superior 5G network around the country, including in rural America. And as I’ve said before, every current retail employee from both companies will get a job offer to join the New T-Mobile. These are real numbers, not just speculation. The New T-Mobile will be jobs positive from day number one. That is just a fact.

Better Prices.

When we announced the merger in April we said the New T-Mobile would deliver a dramatically improved network experience at lower prices. That remains 100% true. The increased capacity of New T-Mobile’s 5G network will result in significantly lower costs, which we will pass onto the consumer through increased value and lower prices. Two weeks ago we solidified that promise with the FCC. We wanted to remove any doubt or concerns about New T-Mobile’s prices going up while we are combining our networks. To be crystal clear: we plan to offer the same or better rate plans at current or lower prices as those offered by T-Mobile or Sprint – for at least three years after the merger. No catch. No gotchas. Period. We’re going to offer real 5G and new services at lower prices – bringing a whole new level of competition to wireless and beyond. And yesterday – again – we offered further clarity on that commitment by delivering additional detailed economic and engineering data to the FCC that shows how Americans will benefit from this merger right away – and as we roll out our 5G network in the future.

Advocates.

As we’ve spelled out the benefits of the deal and committed to delivering on them, it’s been absolutely amazing to hear so many people voice their support. Organizations like the US Hispanic Chamber of Commerce, US Black Chamber of Commerce, National Diversity Coalition, NENA (National Emergency Number Association), Prepaid Wireless Group, ITIF (Information Technology and Innovation Foundation), Latino Coalition, National Hispanic Media Coalition, ATR (Americans for Tax Reform) and National Rural Education Association. Many peers including Tracfone Wireless, Cell Nation, Mint Mobile, Viaero, VTel Wireless and Republic Wireless - to name a few. Plus, a number of elected officials have also taken a close look at our merger and have publicly recognized the benefits of New T-Mobile including bipartisan support ranging from Rep. Anna Eshoo (D) of CA to Rep. Billy Long (R) of MO who authored a letter along with 11 members of Congress. I always love it when so many important and smart people and organizations recognize how beneficial this transaction will be for consumers and for the country!

Opponents are weighing in, too. We hear them. They’re buzzing around with a lot of inaccurate claims and made up data. They are trying to scare people away from the creation of a supercharged Un-carrier! Sometimes it’s hard to know exactly who I’m fighting out there with many of our opponents speaking from behind a mask with a disguised voice. While there are certainly genuine interests and viewpoints by some, we know that the majority of these new-found coalitions have covert funding and hidden agendas. There is no doubt they have ulterior motives – and it’s clear that the idea of a bigger, better competitor creates fear... I probably would be scared of the massive competitive threat this merger will pose if I were them, too! It’s always fascinating to watch people hope that one of the myriad of false statements they are throwing out about why this deal is bad will ultimately stick (or even become true!).

Of course, we are the Un-carrier... and we are not going to let anyone stand in front of what we are trying to accomplish. This is just noise and we’re not fazed. We know we’ve got an amazing plan, facts to back up what we stand for, and the best interests of American consumers guiding our every move. We believe in this. We believe in why this is good for America. And we’re relentless in our pursuit to drive toward creating the New T-Mobile.

Remember, at its core, combining Sprint and T-Mobile is about the promise of delivering a transformative and nationwide 5G in the next few years – versus a less impactful and sporadic version of 5G that doesn’t allow the U.S. to truly compete on a global scale for many years to come. The New T-Mobile’s 5G will fuel innovation across every industry, unleash new economic growth and help bridge the digital divide in our country. It’ll create thousands of jobs, billions of dollars in value and give people more choice and more opportunity. That is what this merger is about. It’s about taking this fight – on behalf of consumers – to the next level. Because the next wave of mobile broadband is too important not to fight for and at the Un-carrier, that’s what we do. And, of course, we won’t stop.

There is still more to do, and I’ll have much more to share… and frankly I’m excited to share it!

John

The following content was made available in the Sprint Newsroom:

Sprint Announces Commercial 5G Service to Launch in May Starting in Chicago, Atlanta, Dallas and Kansas City

February 25, 2019

Today at MWC Barcelona, Sprint (NYSE: S) announced that standards-based 5G is now on-air, with commercial service expected to launch starting in May. Chicago, Atlanta, Dallas and Kansas City are expected to be among the first cities to offer commercial 5G service; with Houston, Los Angeles, New York City, Phoenix and Washington D.C. also slated to launch in the first half of 2019.

At launch, Sprint’s highly mobile, on-the-go customers can expect mobile 5G coverage ranging from nearly 30 square miles covering Midtown and lower Manhattan, to approximately 230 square miles spanning the greater Dallas Fort Worth area, for a total initial 5G coverage footprint of more than 1,000 square miles across all nine cities.

“We’re excited to play our part in advancing the next generation of wireless technology as we prepare to debut our mobile 5G service in nine markets,” said Sprint CEO Michel Combes. “Even better, when combined with T-Mobile we will be able to roll out 5G in more places, more quickly, building an incredible nationwide 5G network that reaches underserved communities, accelerates competition, and drives new levels of U.S. innovation and progress.”

Sprint 5G is currently on-air in downtown Chicago where the company is testing and optimizing its deployment of standards-based 5G software and hardware using Massive MIMO radios from Samsung Electronics America Inc. Initial drive tests show Sprint 5G is providing connectivity in the downtown area, from the Magnificent Mile and the Loop to University of Illinois at Chicago.

“Wireless customers are soon going to have their first mobile 5G experience with Sprint, and it won’t be limited to their home or a millimeter wave hotspot,” said Sprint CTO Dr. John Saw. “Real 5G is now on-air in Chicago, marking a major milestone for the commercialization of Sprint 5G using 2.5 GHz and Massive MIMO to provide fast speeds and true mobility.”

Mobile Gaming on the First 5G Smartphone

Sprint 5G will power new experiences for wireless customers, from gaming and entertainment services, to IoT and business applications. As part of an agreement announced today with cloud gaming provider Hatch, Sprint customers will be able to experience mobile 5G cloud gaming with access to more than 100 premium games and cloud streaming of live games and tournaments.

Sprint customers will experience the power of 5G and its many applications this spring using Sprint’s first 5G smartphone. Unveiled yesterday by LG Electronics at MWC, LG V50 ThinQ 5G boasts a new way to interact with the world using touchless control that lets users perform common tasks hands-free with just a wave. State-of-the-art security technology protects this phone with three forms of advanced ID, featuring Hand ID vein recognition technology. And the large OLED screen, which doubles as a speaker, provides an immersive entertainment experience.

This spring, Sprint customers can also kick their data speeds into turbo drive using HTC 5G Hub. As a first-of-its-kind dedicated 5G mobile smart hub, this versatile device enables smooth 4K video streaming and mobile gaming serving up to 20 users as a 5G mobile hotspot. A 5-inch HD touchscreen allows for ease of use and high-quality visuals, and long-lasting power makes for a travel companion that harnesses 5G speeds.

With Sprint’s growing 5G device portfolio, customers this summer can also experience Sprint 5G on the recently announced Samsung Galaxy S10 5G.

Massive MIMO the Foundation of Sprint 5G

In addition to deploying mobile 5G with Samsung in Chicago, Sprint is also field testing standards-based 5G in multiple markets, including in Los Angeles with Nokia and in Atlanta with Ericsson. In December, Sprint, with Nokia and Qualcomm Technologies, Inc., a subsidiary of Qualcomm Incorporated, completed its first over-the-air 5G data transmission using 2.5 GHz and Massive MIMO on its live network in San Diego.

Sprint’s 5G build is well under way with hundreds of Massive MIMO radios deployed. Massive MIMO is a breakthrough technology that dramatically improves the capacity of Sprint’s LTE Advanced network with equipment that is software upgradable to 5G. Sprint’s 64T64R Massive MIMO radios from Ericsson, Nokia and Samsung support split-mode, enabling the company to offer LTE and 5G simultaneously on the same radio. With Massive MIMO at the foundation of its mobile 5G service, Sprint can keep meeting its customers’ demand for unlimited data and high-bandwidth applications.

Sprint Demos at MWC Barcelona

Attendees at MWC are getting a first-hand look at Sprint 5G. In the Ericsson booth (Hall 2), Sprint and Ericsson are demonstrating Massive MIMO 5G split-mode which simultaneously uses LTE and standards-based 5G NR. Attendees can observe the live 5G system showing end-to-end connectivity, eMBB and streaming video using the LG V50 ThinQ 5G smartphone. In addition, visitors will also find a demo of Sprint’s Curiosity IoT platform.

In the Nokia booth (Hall 3), Sprint and Nokia are demonstrating split-mode LTE and standards-based 5G NR using Massive MIMO. Attendees can observe the live 5G system showing end-to-end connectivity and experience streaming video with the recently unveiled LG V50 ThinQ and Virtual Reality applications using HTC Focus VR headsets connected to Sprint’s HTC 5G Hub.

At the Samsung Networks booth (Hall 2 - 2M20), the company will showcase its commercial 2.5 GHz 64T64R Massive MIMO unit, as well as a video of 5G field testing with Sprint in Chicago, IL.

Sprint’s upcoming 5G devices will also be on display at LG (Hall 3), HTC (Hall 7) and Qualcomm (Hall 3). In addition, Sprint TREBL with Magic Box will be on display in the HARMAN Connected Services booth (Hall 2- 2L20).

#5GForAll

As Sprint works to bring 5G to nine U.S. markets, the company continues to advocate for a merger with T-Mobile, knowing that together the companies will build an incredible nationwide 5G network that neither company can achieve on its own. The combined company will have the resources and technology to build a 5G network that fuels innovation across every industry, dramatically increasing competition, unleashing new economic growth and creating thousands of jobs and billions of dollars in U.S. economic value.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.